
Equal Exchange
Massachusetts United States

Invest in Our Alternative Model

Most food brands today are owned by just a handful of multinational corporations leaving shoppers with a false sense of choice in grocery store aisles. Today's food system has given farmers little to no voice to advocate for their interests in a difficult market. At Equal Exchange, we do things differently. Our mission is to build alternative trade networks that put power back in the hands of farmers and eaters, like you. We're committed to:

- trading with small farmer co-ops who run their businesses democratically and decide how to invest in their communities
- supporting farmer-led innovative programs to address climate resilience, sustainable agriculture, gender equity, youth empowerment, and more
- building a democratic food system that includes—and relies on—the voice and participation of all people in the supply chain: farmers, workers, and Citizen-Consumers (you!)



Our worker cooperative has been a major innovator in the way that social mission-driven companies can secure financing. We strive for a modest 2-5% profit, and we have bylaws in place preventing us from ever selling the company for profit known as our "Never Sell Out" clause. We're looking for ways to grow without compromising our mission. By working cooperatively, not just with what we buy and sell, but in how we finance our business, we're transforming our economy together.



#Farming   #SocialEnterprise   #Food&Drink   #Cooperative

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$0   FUNDS COMMITTED
of $1,500,000 maximum target

$100K MINIMUM

Investment Summary

Promissory Note

Minimum Investment: $500

Interest rate: 3%

Maturity date: 2027-12-31

*See Offering section below for disclosures

Offering

Debt

Mission

Equal Exchange's mission is to build long-term trade partnerships that are economically just and environmentally sound, to foster mutually beneficial relationships between farmers and consumers and to demonstrate, through our success, the contribution of worker co-operatives and Fair Trade to a more equitable, democratic and sustainable world.

Invest and be part of:


Raising Cooperative Capital


Deepening your Support


Preserving our Social Mission

Every business needs capital in order to operate and to grow. In our line of work, it's what pays for things like roasting equipment, warehouses and offices, packaging machinery, forklifts, the coolers for our chocolate, and raw

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materials like green coffee beans. Through a new federal regulation, we're able to offer mission notes as low as $500 to more people through crowdfunding. This means we can fund our business with the support of our own network as an alternative to a bank loan.



An investment of $500 finances one bag of organic, fairly traded green coffee beans from a small farmer cooperative

Investment Perks

$	$	$
Raising cooperative capital	Preserving Equal Exchange's mission	Deepening your support and involvement

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Key Facts & Financials

○ **One of the biggest worker-owned co-ops in the country, one of the largest alternative trade organizations in the world.**

 2021_ee_audited_financials.pdf

 EE Article of Organization, Restated 20...

 2022_ee_audited_financials.pdf

Equal Exchange Story



ACOPAGRO Cacao Co-op, Peru

Equal Exchange started with an idea: what if food could be traded in a way that is honest and fair, a way that empowers both farmers and consumers? Our founders – Rink Dickinson, Jonathan Rosenthal and Michael Rozyne – asked this question as they envisioned a trade model that values each part of the supply chain. They decided to take a big risk and started importing fairly traded coffee from Nicaragua in 1986, despite a US embargo against the Sandinista

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government. A new business was born from this bold act of solidarity with Latin American farmers and Equal Exchange grew from there.



Equal Exchange staff and customers with farmers from ACOPAGRO

The Team



Nicole Vitello
Vice President and Capital Coordinator

After studying International Development at American University, Nicole founded her own organic farm business, Manic Organic, which she operated successfully for 10 years in her home state of Rhode Island.

In 2008, Nicole joined Equal Exchange as a sales rep inspired by the economic model of trading directly with small farmers internationally. In 2011, Nicole became president of Oke USA, the fresh produce subsidiary of Equal, and grew the $3M business to trading $16M of organic fair trade bananas from Ecuador and Peru and avocados from Mexico.

Nicole rejoined the Equal Exchange leadership team in 2023 as a Vice President and is proud to continue promoting the connection between small farmers in Latin America and consumers in the United States through the Equal Exchange Capital Model.



Rink Dickinson
Founder and President

Since our founding in 1986 Rink has played, at one time or another, almost every major role in helping Equal Exchange to become a model of a democratically controlled, socially responsible business — Co-founder, Board Chair, Director of Sales, and since 1999 Executive Director.

Rink was deeply influenced by the two principle areas where he grew up: inner-city Detroit and the "Springsteen" region of New Jersey. He first gained a passion for organic foods when working at the New England Food Co-ops in the early 1980's. There he met Michael Rozyne and Jonathan Rosenthal, with whom he co-founded Equal Exchange in 1986. Their goal was to create an unprecedented, progressive organization that balanced the interests of farmers, customers, shareholders and workers. They had no models to follow, but did decide to forego the privileges that normally accrue to entrepreneurs. Instead they structured Equal Exchange as a worker-owned cooperative, where every employee would also be an equal owner, each with one vote and each eligible to serve on the company's board.

Rink has also served on the board of another natural foods worker co-op, Once Again Nut Butters (New York). He holds a BA from SUNY-Binghamton, and a MA in Urban Planning from M.I.T. Rink lives in Providence, Rhode Island.

  www.equalexchange.coop

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